Law Offices of Thomas E. Puzzo, PLLC
                               4216 NE 70th Street
                            Seattle, Washington 98115
              Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

                                                 Writer's e-mail: tpuzzo@msn.com
                                                   Writer's cell: (206) 412-6868

                                October 12, 2011

VIA EDGAR

Anne Nguyen Parker
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Penola Inc.
         Amendment No. 2 to Registration Statement on Form S-l
         Filed July 13, 2011
         File No. 333-175529

Dear Ms. Parker:

     Pursuant to the staff's comment letter dated October 11, 2011, we respectfully submit this letter on behalf of our client, the Company.

     Amendment No. 2 to the Company's Form S-1 was filed with the Commission via EDGAR on October 12, 2011.

     The staff's comments are reproduced in bold italics in this letter, and the Company's responses to the staff's comments follow each staff comment.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-I

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 7 AND REISSUE THE COMMENT IN PART. WE NOTE THAT YOUR RESPONSE ENDS WITH THE FOLLOWING SENTENCE: "ALSO CONFIRM THAT SHE HAS NO SUCH PRESENT INTENTION." THIS APPEARS MERELY TO BE A REPETITION OF PART OF OUR COMMENT. PLEASE AMPLIFY YOUR RESPONSE TO ADDRESS THIS PORTION OF OUR COMMENT.

Company response: Ms. Gencarelli confirms that she did not found Penola Inc. at least in part due to a plan to solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity, and Ms. Gencarelli also confirms that she has no such present intention.

2. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 9. THE FIRST SENTENCE OF YOUR RESPONSE CONCLUDES WITH THE WORDS ", PLEASE DESCRIBE THE PARTICULARS TO US IN NECESSARY DETAIL." THIS APPEARS TO BE A REPETITION OF PART OF OUR COMMENT. PLEASE CLARIFY.

Company response: None of the individuals mentioned in prior comment 9 has ever had any experience in the past ten years related to any start-up mining or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased mining activities, (d) became a delinquent filer, or (e) reported proven or probable reserves. Ms. Gencarelli's experience in providing advisory services for the structuring of mining resource companies is primarily financial and with respect to internal organization.

OUR COMPANY, PAGE 3

3. WE NOTE YOUR REVISION IN RESPONSE TO OUR PRIOR COMMENT 11. THE FIRST TIME YOU MENTION "PHASE 1," PLEASE EXPLAIN WHAT THIS ENTAILS OR PROVIDE A CROSS-REFERENCE TO MORE DETAILED DISCUSSION FOUND ELSEWHERE IN THE PROSPECTUS.

Company response: The Company has cross referenced its plan of operations, by inserting the text, ", detailed on pages 24 -26," on page 3.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 26

4. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 18 AND YOUR DISCLOSURE THAT "[B]ASED ON OUR CURRENT CASH POSITION AND OTHER CAPITAL RESOURCES WE WILL BE ABLE TO CONTINUE OPERATIONS FOR APPROXIMATELY 12 MONTHS, ASSUMING WE DO NOT RAISE ADDITIONAL FUNDING." PLEASE CLARIFY WHAT YOUR "OTHER CAPITAL RESOURCES" ARE, AND QUANTIFY THEM AS APPROPRIATE. ALSO, PLEASE CLARIFY WHAT LEVEL OF OPERATIONS YOU WILL BE ABLE TO CONTINUE, ASSUMING YOU DO NOT RAISE ADDITIONAL FUNDING.

Company response: The Company has deleted the words "other capital resources," on page 26 since the Company the Company has sufficient cash to continue operations for approximately 12 months, assuming it does not raise additional funding.

     Please contact the undersigned with any questions, comments or other communications to the Company.

                                          Very truly yours,

                                          /s/ Thomas E. Puzzo
                                          ----------------------------
                                          Thomas E. Puzzo